UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MOATABLE, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

American Depositary Shares, Each Representing 45 Class A Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

759892300

(CUSIP Number of Class of Securities)

Scott Stone

Chief Financial Officer
45 W. Buchanan Street
Phoenix, AZ 85003

(623) 473-5749

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

With copies to:

John-Paul Motley, Esq.

Will Cai, Esq.
Cooley LLP
355 South Grand Avenue, Suite 900
Los Angeles, CA 90071
+1 (213) 561-3204

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On September 3, 2025, Moatable, Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”) issued a press release stating that it is commencing a tender offer to purchase up to 5,000,000 American Depositary Shares (the “ADSs”) of the Company, each representing 45 Class A ordinary shares, par value $0.001 per share, at a price of $3.00 per ADS, net to the seller in cash, less a cash distribution fee of $0.05 per ADS accepted for purchase in the tender offer that will be paid to Citibank, N.A., the Company’s ADS depositary, less any applicable withholding taxes, and without interest. A copy of the press release is included as Exhibit 99.1 to this Schedule TO.

The press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ADSs. The offer will be made solely by an Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Securityholders are urged to read the Company’s commencement tender offer statement on Schedule TO to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. Each of these documents will be filed with the SEC, and, when available, investors may obtain them for free from the SEC at its website (www.sec.gov) or from Georgeson LLC, the information agent for the tender offer, by telephone at: (866) 585-6991 (toll-free) or in writing to: 51 West 52nd Street, 6th Floor, New York, NY 10019.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	Press release issued by Moatable, Inc. on September 3, 2025.